Filed by ICICI Limited
                                              Pursuant to Rule 165 and Rule 425
                                               under the Securities Act of 1933

                                            Subject Company: ICICI Bank Limited
                                                  Commission File No. 001-15002



               On October 25, 2001, ICICI Bank and ICICI Limited held a meeting for the investment community to discuss the merger of ICICI Bank and ICICI Limited. A copy of the slides shown at the meeting and available on the wecast follows.

--------------------------------------------------------------------------------
[LOGO ICICI]                                      [LOGO ICICI BANK]

The merger:

Agenda for the new millennium

October 25, 2001

Content
o  The merger
     o  Transformation in the financial sector
     o  ICICI group today - a virtual universal bank o Rationale for merger
     o  Merger process
     o  Conclusion

o  Summary of half yearly performance
     o  ICICI
     o  ICICI Bank

Transformation in the financial sector

                    Technology

Globalization                       Liberalization


 ...are bringing about a fundamental change in financial sector business models

Change in business models

Demanding and
sophisticated                           Globalization
customers

           Emergence of integrated universal banks

Shareholder                             Technological
 returns                                 innovation



 ...as evidenced by the international precedents in universal banking

Universal Banks

[LOGO ABN AMRO]              [LOGO CITIGROUP]

[LOGO DEUTSCHE BANK]          [LOGO HSBC]

[LOGO UBS]                    [LOGO JPMORGAN CHASE]

 ...many international players have realized the benefits of universal banking

The benefits

o  Economies of scale through volumes in
     o  Operating costs
     o  Technology deployment
o  Economies of scope
     o  Large product suite
          o  Cross-selling potential
o  Optimization of Human capital
o  Optimization of Financial capital


 ...all leading to the development of a more robust financial system

ICICI has harnessed some of the above benefits by transforming itself into a virtual universal bank over the last five years

ICICI group today - a virtual universal bank


Retail Financial Services      Internet             Corporate Financial Services
                              o  B2B
                              o Consumer
                                Finance Portals
ICICI                         o  Web Trade                  ICICI
                              o Venture Capital
ICICI Bank                                                  ICICI Bank

ICICI Capital                                               ICICI Securities

ICICI Prudential                                            ICICI Brokerage

ICICI Web Trade       Technology Platforms                  ICICI Venture
                      o  Payment Gateway
ICICI PFS             o  Customer Relationship              ICICI Infotech
                          Management
ICICI Home            o  Financial Vertical                 ICICI Lombard
                      o  Web Technologies




 ...based on key building blocks present across the group

                            Building blocks

ICICI group's strategy for success

   Organizational Values             The building blocks
   Human Capital                       supplemented by
   Speed Capital                    organizational changes
   Brand Identity                   have created the right
   Knowledge Capital                   combination for
   Technology Capital                achieving leadership

ICICI's leadership

o  With these building blocks ICICI has built its
   o Strong brand identity
   o Technology enabled delivery channels
     o Largest network of ATMs in India
     o Highest number of Internet banking registrations
   o Large product suite
     o Largest auto financier
     o Largest incremental issuer of cards
       o Credit cards, debit cards and ATM cards
   o Amongst the first banks in India to commence lead generation for Insurance products

Current operating environment

o  Blurring of boundaries amongst financial intermediaries
o  Increasing competitive pressures
o Universal banking provides competitive advantages in the current environment through
     o  Large product suite
     o  Diversified resource base
     o  Economies of scale and scope
     o  Optimization of Human and Financial capitals

 ...providing a strong business logic for merger of ICICI and ICICI Bank

Strong complementary organizations


ICICI                                   ICICI Bank
o Large capital base                    o Largest private sector bank
o Diversified and de-risked assets      o Strong retail franchise
o Strong brand                          o Technology leader among banks
o Well established corporate
     relationships

 ...having similar operating architecture, people and processes. This merged entity is consequently well-positioned to harness synergistic advantages and thereby provide benefits to both ICICI and ICICI Bank

Benefits of merger

ICICI
ICICI Bank

o "Forward leap" in the hierarchy of Indian banks
     o A discontinuous jump in size and scale
o Achieve size and scale of operations
     o Leverage ICICI's capital and client base to increase fee income
     o Higher profitability by leveraging on technology and low cost structure
o Offer a complete product suite with immense cross-selling opportunities
     o ICICI's presence in retail finance, insurance, investment banking and venture capital
o  Access to the ICICI group's talent pool

Benefits of merger

ICICI Bank
ICICI

o Improved ability to further diversify asset portfolio and business revenues
o Lower funding costs
     o Ability to accept/ offer checking accounts
     o Availability of float money due to active participation in the payments system
     o Diversified fund raising due to access to retail funds
o Increased fee income opportunities
     o Ability to offer all banking products

Merged entity would have key competitive advantages and would be a more efficient provider of capital

Competitive advantages of the merged entity

                                Vast
                               talent
                                pool

                   Large                    Technology
                  capital                    -enabled
                    base                   distribution
                                           architecture

                  Complete                     Low
                  product                   operating
                   suite                      costs

                             Extensive
                              customer
                           relationships
                             & strong
                               brand
                             franchise

 ...after the merger, the combined entity would be the second-largest bank in India, with an asset base of over Rs. 1 trillion

Merger process - highlights

o  Valuation
     o Independently appointed investment bankers
          o ICICI - JM Morgan Stanley
          o ICICI Bank - DSP Merrill Lynch
     o Jointly appointed independent accountant to recommend the final exchange ratio
          o  Deloitte, Haskins & Sells appointed
          o Recommended one share of ICICI Bank for two shares of ICICI, which was approved by the respective Boards

Merger process - highlights (contd.)

o Transfer of ICICI's shareholding in ICICI Bank to an SPV prior to the merger
     o Divestment in FY2003 by way of appropriate placement
o Consolidation of retail operations
     o Merger of ICICI PFS and ICICI Capital Services with ICICI Bank

Merger process - regulatory issues

o  Merger effective on
     o March 31, 2002 or the date of RBI approval, whichever is later
     o Shareholders' approval
     o High court approval
o Accounting for the merger in line with international best practices
     o Purchase method, mandatory under US GAAP, to be adopted under Indian GAAP as well

In conclusion


The merger will create a strong entity, which will redefine banking in the highly competitive era of globalization and liberalization

[LOGO ICICI]                                      [LOGO ICICI BANK]


Summary of half yearly performance


ICICI: Summary performance (Indian GAAP)

                                                                                     (Rs. in billion)
------------------------------------------------------------------------------------------------------------
                        Q2            Q2      Inc. (%)       H1           H1          Inc.           FY01
                       FY01          FY02                   FY01         FY02         (%)
------------------------------------------------------------------------------------------------------------
Profit before tax     2.77          3.56       28.5        5.90         7.42          25.6        13.91(1)
------------------------------------------------------------------------------------------------------------
Profit after tax      2.54          2.82       11.0        5.41         6.08          12.2      13.51(1&2)
------------------------------------------------------------------------------------------------------------
Total assets        684.19        743.71        8.7      684.19       743.71           8.7          734.14
------------------------------------------------------------------------------------------------------------
Net NPA (%)            7.3           5.2          -         7.3          5.2             -             5.1
------------------------------------------------------------------------------------------------------------


Profit to equity holders increased by 16% in H1-FY02 (net of preference dividend payout)

(1) After adding back accelerated provisions of Rs. 8.13 billion.
(2) Provision for tax for H1-FY02 has been made as per the new accounting standard on deferred taxation.

ICICI: Summary ratios (Indian GAAP)


-----------------------------------------------------------------------------
                                                     H1(1)    H1(1)   FY01(2)
                                                     FY01     FY02
-----------------------------------------------------------------------------
EPS (Rs.)                                            13.6      15.5     17.0
-----------------------------------------------------------------------------
Return on assets  (%)                                 1.8       1.8      2.1
-----------------------------------------------------------------------------
Return on net worth (%)                              13.5      14.7     16.4
-----------------------------------------------------------------------------
Overheads / Net income from operations(3) (%)        18.5      14.2     17.4
-----------------------------------------------------------------------------
Overheads / Average net assets (%)                    0.6       0.5      0.5
-----------------------------------------------------------------------------

(1) Annualized
(2) After adding back accelerated provisions and write-offs of Rs. 8.13 billion
(3) Net income from operations includes net fund-based income, fees & commissions and dividend income

ICICI: Consolidated profits (Indian GAAP)


                                                       (Rs. in billion)
 --------------------------------------------------------------------------
                                                     H1                H1
                                                    FY01              FY02
 --------------------------------------------------------------------------
 Profit after tax of ICICI                          5.41              6.08
 --------------------------------------------------------------------------
 ICICI's share of income from
     subsidiaries/affiliates                        0.67              1.21
 --------------------------------------------------------------------------
 Dividend elimination                             (0.36)            (0.38)
 --------------------------------------------------------------------------
 Consolidated profit                                5.72              6.91
 --------------------------------------------------------------------------

21% increase in Indian GAAP consolidated profits

ICICI: Consolidated profits (US GAAP)


                                              (Rs. in billion)
---------------------------------------------------------------
                                              H1            H1
                                             FY01          FY02
---------------------------------------------------------------
Income before tax                           5.33          5.38
---------------------------------------------------------------
Net Income, after cumulative
 effect of accounting change                4.50          5.01(1)
---------------------------------------------------------------
Total stockholder's equity                 73.68         76.91
---------------------------------------------------------------
Total assets                              685.32        755.88
---------------------------------------------------------------

(1) Net income, includes the cumulative effect of accounting change of Rs. 0.89 billion in H1-FY02.


ICICI Bank: Summary performance (Indian GAAP)

(Rs. in million)
-------------------------------------------------------------------------------------------------

                         Q2          Q2          Inc.         H1          H1    Inc.       FY01
                        FY01        FY02         (%)         FY01        FY02    (%)
-------------------------------------------------------------------------------------------------
Operating profit       585.0       970.0      66.0         1204.0      2356.0    96.0      2902.0
-------------------------------------------------------------------------------------------------
Net profit             301.0       662.0     120.0          702.0      1314.0    87.0      1611.0
-------------------------------------------------------------------------------------------------
Deposits             97283.0    175153.0      80.0        97283.0    175153.0    80.0    163782.0
-------------------------------------------------------------------------------------------------
Customer assets      63242.0    114092.0      80.0        63242.0    114092.0    80.0    107560.0
-------------------------------------------------------------------------------------------------
Net NPA                845.0      1612.0      91.0          845.0      1612.0    91.0      1544.0
-------------------------------------------------------------------------------------------------

ICICI Bank: Summary ratios (Indian GAAP)



 --------------------------------------------------------------------
                                             H1        H1      FY01
                                            FY01      FY02
 --------------------------------------------------------------------
 EPS (Rs)(1)                                7.13      11.93     8.13
 --------------------------------------------------------------------
 Return on assets (%)(1)                    1.29       1.37     1.34
 --------------------------------------------------------------------
 Return on net worth ( %)(1)               11.85      19.07    12.98
 --------------------------------------------------------------------
 Market share in deposits (%)               0.97       1.52     1.44
 --------------------------------------------------------------------
 Market share in customer assets (%)        1.26       2.01     1.92
 --------------------------------------------------------------------
 Cost to income (%)                         51.2       54.1     53.5
 --------------------------------------------------------------------
 Capital adequacy (%)                      17.59      13.00    11.57
 --------------------------------------------------------------------

(1) Annualized

ICICI Bank: Income statement (US GAAP)

                                             (Rs. in million)
 --------------------------------------------------------------
                                               H1         H1
                                              FY01       FY02
 --------------------------------------------------------------
 Net interest income (after provision
 for credit losses)                          1505.0     2152.0
 --------------------------------------------------------------
 Non-interest revenue                         367.0     2231.0
 --------------------------------------------------------------
 Non-interest expense                        1222.0     2792.0
 --------------------------------------------------------------
 Income before tax                            650.0     1591.0
 --------------------------------------------------------------
 Tax                                           43.0      456.0
 --------------------------------------------------------------
 Net income                                   607.0     1135.0
 --------------------------------------------------------------



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


Safe Harbor

ICICI Limited and ICICI Bank expect to make available Notice of the Shareholders' Meeting, a copy of the Scheme of Amalgamation and an Information Statement or Prospectus to shareholders of ICICI Limited and ICICI Bank and the investors in each company's ADSs. These documents contain important information about the merger. Shareholders and investors in the ADSs are urged to read these documents carefully when they are available. Free copies of these documents may also be obtained from ICICI Limited and ICICI Bank.

ICICI Limited`s and ICICI Bank's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services or from the website maintained by the SEC at www.sec.gov.

Safe Harbor

This presentation contains forward-looking statements based on the current beliefs and expectations of ICICI Limited's and ICICI Bank's management and are subject to significant risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the ability to obtain governmental and other approvals of the merger on the proposed terms and schedule; the failure of ICICI Limited and ICICI Bank shareholders to approve the merger or the failure of the High Courts of Mumbai and Gujarat to approve the Scheme of Amalgamation; the impact of the regulations applicable to banks under Indian law to which the business being conducted by ICICI would for the first time become subject consequent to the merger; the risk that the businesses will not be integrated as swiftly as planned; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption of the merger making it more difficult to maintain relationships with clients, employees or suppliers; the effect of economic conditions and interest rates on a national, regional or international basis and market volatility in the securities markets or foreign exchange rates or indices; the risk of new and changing regulation in India and internationally; competitive pressures in the financial services industries; and unfavourable political or other developments in Indian or international markets.

Safe Harbor

These uncertainties may have an adverse effect on the results of our operations, financial condition, liquidity and the price of our equity shares and our ADSs. Additional factors that could cause ICICI Limited's and ICICI Bank's results to differ materially from those described in the forward-looking statements can be found in the 2001 Annual Reports on Form 20-F of ICICI Limited and ICICI Bank, filed with the SEC and will be contained in the Information Statement or Prospectus.



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




                                   Thank You



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